NEWS RELEASE

Pan American Silver provides notice of third quarter 2022 unaudited financial results and conference call
Vancouver, B.C. - October 11, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("Pan American Silver") will release its unaudited financial results for the third quarter of 2022 after market close on Wednesday, November 9, 2022. Pan American Silver will host a conference call and webcast at 11:00 am ET (8:00 am PT) on Thursday, November 10, 2022 to discuss the results.
Participants may join the conference call via webcast or through the following dial-in numbers:
Toll-free in Canada and the U.S.:     1-800-319-4610
International: +1-604-638-5340
Webcast: https://services.choruscall.com/mediaframe/webcast.html?webcastid=OACOqFfL
The presentation slides will be available at https://www.panamericansilver.com/investors/events-and-presentations/
An archive of the webcast will also be available for three months on Pan American's website.
About Pan American Silver
Pan American Silver owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American Silver provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP.	1